September 14, 2005


     Mail Stop 4561
     Nick Ventimiglia
Chief Executive Officer
Central Coast Bancorp
301 Main Street
Salinas, California 93901

      Re:	Central Coast Bancorp
		Form 10-K for the period ended December 31, 2004
		File No. 0-25418

Dear Mr. Ventimiglia:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8: Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1 - Significant Accounting Policies and Operations
Allowance for Loan Losses, page 56

1. In your Results of Operations, you state that the provision for loan losses increased significantly during 2004 due to higher loan growth coupled with a $3.3 million charge-off reported in the third quarter. Please provide us with the following information:

* separately quantify the increase in the provision due to higher loan growth and the increase due to the $3.3 million charge-off;

* quantify the portion of the $3.3 million charge-off provided for prior to 2004; and

* tell us why you recorded a significantly higher provision for loan losses during the fourth quarter rather than the third quarter when the charge-off was reported.

2. In your Balance Sheet Analysis, you state that the formula allowance for loans decreased in part due to a reduction in the factor applied to unsecured loans graded as special mention. Please provide us with the following information:
* tell us if this change in methodology was applied consistently throughout 2004;
* explain the reasons for the change in methodology; and
* quantify the impact of this change on your allowance for loan losses as of December 31, 2004.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Johnson, Staff Accountant, at (202) 551-
3474
or me at (202) 551-3490 if you have questions.


      Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant
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Nick Ventimiglia
Central Coast Bancorp
September 14, 2005
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